UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kaanapali Land, LLC
(Name of Issuer) Limited Liability Company Interests
(Title of Class of Securities) 48282H308
(CUSIP Number) Gary Nickele JMB Realty Corporation 900 North Michigan Avenue Chicago, Illinois 60611 (312) 915-1987
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48282H308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JMB Realty Corporation (FEIN 36-2707213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 72,428.78
8. Shared Voting Power: 0
9. Sole Dispositive Power: 72,428.78
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,428.78
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 4.0% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)       Based on 1,792,613 shares outstanding as of November 13, 2018 according to the Kaanapali Land, LLC’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the limited liability company interests (the “Common Shares”) of Kaanapali Land, LLC, a Delaware limited liability company (the “Company”). The address of the Company’s principal executive offices is:

Kaanapali Land, LLC

900 North Michigan Avenue

Chicago, Illinois 60611

Item 2. Identity and Background

(a) – (c) and (f). JMB Realty Corporation (“JMB”) is a Delaware corporation. The executive office of JMB is 900 North Michigan Avenue, Chicago, Il 60611.

The names, citizenship, business addresses, present principal occupation or employment and the name and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of JMB are as set forth on Appendix A attached hereto, and are incorporated herein by reference.

(d) and (e)

During the last five years, neither JMB, nor to the best of its knowledge, any person listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

As of December 17, 2018, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Shares. As the Reporting Person now owns less than 5% of the Common Shares, this will be the final Schedule 13D amendment filing until such time, if any, as the Reporting Person exceeds the 5% ownership threshold.

On December 17, 2018, JMB entered into the following transactions:

(i) the Purchase and Sale Agreement for Kaanapali Shares (the “EB Trust Purchase Agreement”) with Rigel Barber Children’s Trust FBO Emma L. Barber (“EB Trust”), pursuant to which JMB sold 16,584.39 Common Shares to EB Trust at a price of $32 per share for a total sales price of $530,700.48 and in connection therewith EB Trust entered into a promissory note with JMB with an original principal amount of $398,025.36 to facilitate the purchase of these shares, which promissory note is secured by a security interest in the shares pursuant to the Security Agreement, dated as of December 17, 2018 (the “EB Trust Security Agreement”), by and between EB Trust and JMB;

(ii) the Purchase and Sale Agreement for Kaanapali Shares (the “MB Trust Purchase Agreement”) with Rigel Barber Children’s Trust FBO Matthew D. Barber (“MB Trust”), pursuant to which JMB sold 16,584.39 Common Shares to MB Trust at a price of $32 per share for a total sales price of $530,700.48, and in connection therewith MB Trust entered into a promissory note with JMB with an original principal amount of $398,025.36 to facilitate the purchase of these shares, which promissory note is secured by a security interest in the shares pursuant to the Security Agreement, dated as of December 17, 2018 (the “MB Trust Security Agreement”), by and between MB Trust and JMB;

(iii) the Purchase and Sale Agreement for Kaanapali Shares (the “Helland Purchase Agreement”) with Richard Helland (“Helland”), pursuant to which JMB sold 6,250 Common Shares to Helland at a price of $32 per share for a total sales price of $200,000 and in connection therewith Helland entered into a promissory note with JMB with an original principal amount of $180,000 to facilitate the purchase of these shares, which promissory note is secured by a security interest in the shares pursuant to the Security Agreement, dated as of December 17, 2018 (the “Helland Security Agreement”), by and between Helland and JMB; and

(iv) the Purchase and Sale Agreement for Kaanapali Shares (the “Howley Purchase Agreement”) with John Howley (“Howley”), pursuant to which JMB sold 6,250 Common Shares to Howley at a price of $32 per share for a total sales price of $200,000 and in connection therewith Howley entered into a promissory note with JMB with an original principal amount of $180,000 to facilitate the purchase of these shares, which promissory note is secured by a security interest in the shares pursuant to the Security Agreement, dated as of December 17, 2018 (the “Howley Security Agreement”), by and between Howley and JMB.

The transactions described in the foregoing clauses (i)-(iv) are collectively referred to herein as the “Sales.”

The foregoing description of the terms and conditions of the EB Trust Purchase Agreement, the EB Trust Security Agreement, the MB Trust Purchase Agreement, the MB Trust Security Agreement, the Helland Purchase Agreement, the Helland Security Agreement, the Howley Purchase Agreement and the Howley Security Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which is attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, respectively, and each is incorporated herein by reference.

Other than as described in this Statement, JMB does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of December 17, 2018, following the Sales JMB beneficially owned 72,428.78 Common Shares. This represents approximately 4.0% of the outstanding Common Shares. JMB has the sole power to vote or dispose of those Common Shares. JMB does not own any other Common Shares. Except as set forth on Appendix A attached hereto, none of the persons whose names are listed on Appendix A beneficially owns any Common Shares.

(c) The foregoing descriptions of the Sales in Item 4 are incorporated by reference herein. On October 12, 2018, JMB sold 17,920 Common Shares pursuant to an ordinary brokerage transaction. Except as described in this Item 5, JMB and the applicable parties to the Sales have not engaged in any transaction during the past 60 days in any Common Shares.

(d) Not applicable.

(e) As of December 17, 2018, JMB ceased to be the beneficial owner of more than 5% of the Common Shares. As JMB now owns less than 5% of the Common Shares, this will be the final Schedule 13D amendment filing until such time, if any, as JMB exceeds the 5% ownership threshold.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The foregoing descriptions of the Sales in Item 4 are incorporated by reference herein.

Except for the Sales and the contracts, agreements and arrangements entered in connection therewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of JMB or any person whose names are listed on Appendix A and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Purchase and Sale Agreement for Kaanapali Shares, dated as of December 17, 2018, by and between JMB Realty Corporation and Rigel Barber Children’s Trust FBO Emma L. Barber.
Exhibit 99.2	Security Agreement, dated as of December 17, 2018, by and between JMB Realty Corporation and Rigel Barber Children’s Trust FBO Emma L. Barber.
Exhibit 99.3	Purchase and Sale Agreement for Kaanapali Shares, dated as of December 17, 2018, by and between JMB Realty Corporation and Rigel Barber Children’s Trust FBO Matthew D. Barber.
Exhibit 99.4	Security Agreement, dated as of December 17, 2018, by and between JMB Realty Corporation and Rigel Barber Children’s Trust FBO Matthew D. Barber.
Exhibit 99.5	Purchase and Sale Agreement for Kaanapali Shares, dated as of December 17, 2018, by and between JMB Realty Corporation and Richard Helland.
Exhibit 99.6	Security Agreement, dated as of December 17, 2018, by and between JMB Realty Corporation and Richard Helland.
Exhibit 99.7	Purchase and Sale Agreement for Kaanapali Shares, dated as of December 17, 2018, by and between JMB Realty Corporation and John Howley
Exhibit 99.8	Security Agreement, dated as of December 17, 2018, by and between JMB Realty Corporation and John Howley

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 20, 2018

JMB Realty Corporation

By:	/s/ Gary Nickele
Name:	Gary Nickele
Title:	Executive Vice President

APPENDIX A

INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF JMB

The following table set forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of JMB and for each of its executive officers. Each person listed below is a citizen of the United States. The business address of each such director or executive officer is c/o JMB Realty Corporation, 900 North Michigan Avenue, Chicago, IL 60611.

Name	Present Principal Occupation or Employment Material Positions Held During the Past Five Years (1)	Beneficial Ownership of Shares of the Company
Rigel H. Barber	Executive Vice President of JMB, with which he has been associated for the past five years.	2,144.58
Neil J. Bluhm	President and Director of JMB, with which he has been associated since 1970.	23,525.830 (2)
Stephen A. Lovelette	Managing Director and Treasurer of JMB. Mr. Lovelette has been an Executive Vice President of KLC Land since 2000 and Kaanapali Land since May 2002. Mr. Lovelette is in charge of implementing the Kaanapali 2020 development plan. Mr. Lovelette has been associated with JMB and its affiliates for over 20 years. Prior to joining an affiliate of JMB, Mr. Lovelette worked for Arvida Corporation, the predecessor to Arvida Partners, under its previous ownership.	44,480.07 (3)
Judd D. Malkin	Chairman and Director of JMB, with which he has been associated since 1969.	—
Stuart C. Nathan	Director of JMB, with which he has been associated for the past five years.	3,840.61
Gary Nickele	Executive Vice President. Mr. Nickele has been the President of the Company and PTH since May 2002; President and Director of Arvida Company, the administrator of ALP Liquidating Trust, which exists to manage the liquidation of the former business of Arvida/JMB Partners, L.P. (“Arvida Partners”) and executive vice president of JMB. He has been associated with JMB Realty Corporation (“JMB”) and Arvida Partners since 1984 and 1987, respectively. His experience relative to JMB, the Company, PTH and Arvida Partners during the past five years has included overall responsibility for all legal matters, oversight of the operations of the Company, PTH and Arvida Partners, including matters relating to property development and sales and general personnel and administrative functions.	— (3)
John G. Schreiber	Director of JMB, with which he has been associated for the past five years.	4,804.97

(1) During the last five years, all of the directors and executive officers of JMB have held the principal occupation indicated opposite their names, except as otherwise indicated.

(2) Represents shares held by Lamb Partners. Lamb, LLC, as a partner with an approximate 98.9% equity interest in Lamb Partners, may also be deemed to have beneficial ownership of the shares of the Common Shares owned by Lamb Partners. Mr. Bluhm, as a managing member of Lamb, LLC, may be deemed to have beneficial ownership of the shares held by Lamb Partners and disclaims beneficial ownership with respect to any of the shares owned by Lamb Partners, except to the extent of his pecuniary interest.

(3) PTH holds 1,369,840.910 Common Shares. The sole managing member of PTH, Pacific Trail Holdings, Inc. (“PTHI”), may be deemed to beneficially own the Shares owned by PTH. PTHI disclaims beneficial ownership with respect to any of the shares owned by PTH. Each of the shareholders of PTHI may be deemed to own the Common Shares owned by PTH. Messrs. Lovelette and Nickele are stockholders of PTHI and disclaim beneficial ownership with respect to any of the shares owned by PTH.